Exhibit 99.1
MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended June 30, 2008
Dated July 31, 2008
Earnings and profitability
The financial results presented in this document are unaudited
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions)	519	533	555	577	590	1,052	1,087

Operating earnings(1) ($ millions)	519	533	560	583	593	1,052	1,151

Basic earnings per common share (EPS) ($)	0.92	0.95	0.98	1.02	1.03	1.87	1.90
Fully diluted EPS ($)	0.91	0.93	0.97	1.00	1.02	1.85	1.88
Fully diluted operating EPS(1) ($)	0.91	0.93	0.98	1.01	1.03	1.85	1.99

Return on common equity (ROE) (%)	12.9	13.4	14.2	14.7	14.5	13.2	13.2
Operating ROE(1) (%)	12.9	13.4	14.3	14.8	14.6	13.2	14.0

Average common shares outstanding (millions)	561.6	563.8	566.2	567.8	570.1	562.7	571.1
Closing common shares outstanding (millions)	559.9	561.9	564.1	566.4	568.1	559.9	568.1

Sun Life Financial Inc.(2) reported common shareholders’ net income of $519 million for the quarter ended June 30, 2008, compared with $590 million in the second quarter of 2007. Operating earnings of $519 million for the second quarter of 2008 were down $74 million from $593 million in the second quarter of 2007. The strengthening of the Canadian dollar relative to foreign currencies since the second quarter of 2007 reduced quarterly earnings by $17 million. On a constant currency basis, operating earnings in the second quarter of 2008 were lower by $57 million or 10% compared to the second quarter of 2007.
Net income in the second quarter of 2008 was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
ROE for the second quarter of 2008 was 12.9% compared with 14.5% for the second quarter of 2007. The 160 basis point decrease was primarily the result of a reduction in earnings in the Company’s U.S.-based businesses. EPS(3) of $0.91 were 11% lower than the $1.02 reported in the prior year.
Operating EPS for the second quarter of 2008 were $0.91, down 12% from operating EPS of $1.03 in the second quarter of 2007. Operating ROE of 12.9% for the quarter was down from operating ROE of 14.6% in the second quarter of 2007. Excluding the impact of currency, operating EPS would have been $0.94, a decrease of 9% over the second quarter of 2007.
Common shareholders’ net income for the first six months of 2008 was $1,052 million, a decrease of $35 million compared to the same period in 2007. Earnings in the first six months of 2008 were affected by a decline in equity markets in the Company’s U.S. businesses, the unfavourable impact of wider credit spreads and credit-related allowances on actuarial reserving requirements in SLF U.S., the impact of wider credit spreads and increased investment in growth in SLF Asia and the strengthening of the Canadian dollar relative to foreign currencies. These decreases were partially offset by business growth in the Employee Benefits Group and reduced new business strain in Individual Insurance in SLF U.S. as well as changes in income tax liabilities in Corporate Support. Results in the first six months of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s second quarter 2008 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures.”

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com     3

Management’s discussion and analysis
Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”
SLF CANADA

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions) Individual Insurance & Investments	177	149	147	152	177	326	323
Group Benefits	80	49	76	59	69	129	120
Group Wealth	39	49	40	46	34	88	87

Total	296	247	263	257	280	543	530
ROE (%)	16.7	14.1	15.0	14.7	16.1	15.4	15.2

SLF Canada’s earnings increased by $16 million, or 6%, compared to the second quarter of 2007. This increase is mainly attributable to the favourable impact of increased interest rates and equity markets in the second quarter of 2008. Earnings in Q2 2007 included the favourable impact of a $42 million reinsurance transaction and $18 million in credit-related allowances.
•	Individual Insurance & Investments earnings for the second quarter of 2008 were unchanged from the second quarter of 2007. Earnings in the second quarter of 2008 were favourably impacted by higher interest rates and favourable equity markets. Prior year’s results included the favourable impact of an internal reinsurance transaction on actuarial reserves.

•	Group Benefits earnings for the second quarter of 2008 increased by 16% from the second quarter of 2007 due primarily to favourable morbidity experience in Q2 2008 and credit-related allowances recorded in the second quarter of 2007. This was partially offset by less favourable mortality experience in the second quarter of 2008.

•	Group Wealth earnings for the second quarter of 2008 increased by 15% from the second quarter of 2007 primarily from credit-related allowances recorded in the second quarter of 2007.
Six-month earnings increased by $13 million, or 2%, over the same period in 2007 due to higher earnings in all of SLF Canada’s business units. This was primarily from the favourable impact of morbidity experience, asset reinvestment gains from wider credit spreads and the negative impact of credit-related allowances recorded in 2007, partially offset by favourable actuarial reserve changes that occurred in 2007.
SLF U. S.

	Quarterly results					Year to date
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income (US$ millions)
Annuities	22	75	57	99	80	97	160
Individual Insurance	35	19	84	41	37	54	42
Employee Benefits Group	25	19	24	22	25	44	24

Total (US$ millions)	82	113	165	162	142	195	226
Total (C$ millions)	83	113	157	170	156	196	254
ROE (%)	7.8	10.7	15.3	14.7	14.0	9.2	11.8

Earnings for SLF U.S. decreased C$73 million, or 47%, compared to the second quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$7 million in the second quarter of 2008 compared to the second quarter of 2007.
In U.S. dollars, earnings were US$82 million, 42% lower than in the second quarter of 2007. Earnings decreased in the second quarter of 2008 primarily as a result of the unfavourable impact of interest rates and associated hedges, a decline in equity markets, the impact of wider credit spreads and credit-related allowances on actuarial reserving requirements for the fixed annuity block and credit-related losses on asset sales.
•	Annuities earnings decreased by US$58 million compared to the second quarter of 2007 primarily as a result of the unfavourable impact of interest rates and associated hedges, a decline in equity markets, the impact of wider credit spreads and credit-related allowances on actuarial reserving requirements for the fixed annuity block and lower spread income in part due to credit-related losses on asset sales.

•	Individual Insurance earnings were lower by US$2 million compared to the second quarter of 2007 primarily due to credit-related losses on asset sales, less favourable experience gains and an increase in credit-related allowances in actuarial reserves, partially offset by higher in force operating earnings.

•	Employee Benefits Group (EBG) earnings were unchanged at US$25 million compared to the second quarter of 2007 as the growth in the business, including the acquisition in the second quarter of 2007, was offset by unfavourable mortality experience.
Six-month earnings decreased by US$31 million, or 14%, compared to the same period in 2007 due to the negative impact of wider credit spreads and credit-related allowances on actuarial reserves for the fixed annuity block, unfavourable equity market movements and credit-related losses on asset sales. The negative impact of these amounts was partially offset by positive variable annuity hedge experience in Annuities in the first quarter of 2008, the favourable impact of the acquisition in the second quarter of 2007 in EBG and decreased new business strain on universal life sales in Individual Insurance.
4     Sun Life Financial Inc. | Second Quarter 2008

MFS
Management’s discussion and analysis

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income (US$ millions)	55	59	74	65	62	114	123
Common shareholders’ net income (C$ millions)	56	59	73	68	68	115	140
Pre-tax operating profit margin ratio(4)	34%	35%	40%	36%	34%	34%	34%
Average net assets (US$ billions)	191	187	203	199	200	189	195
Assets under management (US$ billions)	183	184	200	204	202	183	202
Net sales/(redemptions) (US$ billions)	1.0	(2.7)	(3.2)	(0.9)	(0.1)	(1.7)	0.1
Market movement (US$ billions)	(2.0)	(12.5)	(1.5)	3.3	9.5	(14.5)	13.9
S&P 500 Index (daily average)	1,371	1,349	1,495	1,489	1,497	1,360	1,461

Earnings for MFS decreased C$12 million, or 18%, compared to the second quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$5 million in the second quarter of 2008 compared to the second quarter of 2007.
In U.S. dollars, second quarter earnings were US$55 million, US$7 million, or 11%, lower than in the second quarter of 2007 primarily due to lower average net assets as a result of a decline in equity markets. Average net assets of US$191 billion decreased 5% compared to the second quarter of 2007.
Six-month earnings decreased by US$9 million, or 7%, compared to the same period in 2007 primarily due to lower average net assets as a result of a decline in equity markets.
Total assets under management at June 30, 2008 were US$183 billion, a decrease of US$1 billion compared to March 31, 2008, driven by market depreciation of US$2.0 billion, which was partially offset by net sales of US$1.0 billion.
SLF ASIA

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income ($ millions)	12	13	38	30	17	25	55
ROE (%)	4.1	4.4	13.6	10.9	6.0	4.3	9.7

Second quarter 2008 earnings for SLF Asia of $12 million were down by $5 million, or 29%, from the second quarter of 2007 primarily due to lower earnings in Hong Kong from the effect of higher interest rates, and increased investment in growth in India. These decreases were partially offset by the effect of reserve changes reflecting revised interest rate projections in the Philippines.
Six-month earnings were down 55% from last year due to lower earnings in Hong Kong where in 2007 the effect of improvements in asset liability matching resulted in a one-time favourable impact on earnings. In addition, the 2008 earnings were negatively impacted by the effect of wider credit spreads in Hong Kong, and increased investment in growth in India. These decreases were partially offset by the favourable impact of reserve changes for Critical Illness riders in Hong Kong and for revised interest rate projections in the Philippines.
SLF Asia individual life insurance sales in the second quarter of 2008 were up 89% over the same period last year, driven primarily by strong growth in India. In India, Birla Sun Life Insurance Company’s individual life insurance sales were nearly three times the volume from the second quarter of 2007 as a result of increased distribution reach. In local currency, sales were up by 50% in Hong Kong from improved agency productivity. Second quarter sales grew by 10% and 9% in China and Indonesia, respectively, over the same period in 2007.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Common shareholders’ net income/(loss) ($ millions)
SLF U.K.	41	59	23	48	42	100	142
SLF Reinsurance	(1)	22	25	21	33	21	51
Corporate Support	32	20	(24)	(17)	(6)	52	(85)

Total	72	101	24	52	69	173	108

     Earnings in the second quarter of 2008 increased by $3 million compared to the second quarter of 2007 due to the positive impact of changes in income tax liabilities in Corporate Support, which were partially offset by lower earnings from unfavourable mortality and a change in actuarial reserves to reflect updated cash flow testing in SLF Reinsurance.
(4)      Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com      5

Management’s discussion and analysis
Six-month earnings increased by $65 million, or 60%, over the same period in 2007 due to the positive impact of changes in income tax liabilities in Corporate Support, partially offset by lower earnings from less favourable mortality and changes in actuarial reserves to reflect updated cash flow testing in SLF Reinsurance. Results in the first six months of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these assets are largely offset by corresponding changes in the value of actuarial liabilities on the basis that the projected asset cash flows continue to be sufficient to provide for the related projected policy liability cash flows. Reductions in the value of these assets due to changes in estimates of the projected asset cash flows will result in an increase in actuarial liabilities recorded in the consolidated statement of operations.

	Quarterly results					Year to date

	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	2008	2007

Revenues ($ millions)
SLF Canada	2,276	2,320	2,610	2,500	1,801	4,596	4,175
SLF U.S.	1,624	1,060	1,637	2,052	1,944	2,684	4,141
MFS	367	362	390	417	433	729	880
SLF Asia	71	119	294	286	182	190	397
Corporate	73	25	474	444	140	98	491

Total as reported	4,411	3,886	5,405	5,699	4,500	8,297	10,084

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(1,366)	(1,918)	(364)	(321)	(1,106)	(3,284)	(1,313)

Total adjusted revenue	5,777	5,804	5,769	6,020	5,606	11,581	11,397

Revenues of $4.4 billion earned in the second quarter of 2008 decreased by $89 million from the same period in 2007 mainly due to lower net investment income and fee income partially offset by an increase in premiums. Total revenue when adjusted for the impact of currency and changes in the fair value of held-for-trading assets and derivative instruments was $5.8 billion, an increase of $171 million from the Q2 2007 adjusted revenue. This increase mainly reflected growth in health premiums, including the EBG acquisition during the second quarter of 2007.
Premium revenue of $3.3 billion rose by $102 million in the second quarter of 2008 compared to the second quarter of 2007 in spite of the unfavourable impact of $146 million from the appreciated Canadian dollar relative to other foreign currencies. Second quarter 2008 health premiums of $994 million increased by $133 million over the comparable period a year ago mostly from the $89 million growth in SLF U.S. Employee Benefits Group, including the EBG acquisition.
Second quarter 2008 net investment income of $390 million declined by $82 million compared to the second quarter of 2007. Interest income decreased by $80 million from lower interest rates and a $56 million reduction due to the strength of the Canadian dollar against foreign currencies since the second quarter of 2007. The reduction in net investment income due to net fair value changes on held-for-trading assets and derivative instruments in the second quarter of 2008 was similar to that in the second quarter of 2007 caused primarily by rising interest rates in each period.
Fee income of $715 million in the second quarter of 2008 was down $109 million compared to the same period in the previous year as lower fees of $59 million were earned in SLF U.S. mostly due to the sale of Independent Financial Marketing Group and Sun Life Retirement Services (U.S.), Inc. There was also a reduction of $48 million related to changes in foreign exchange rates.
Total revenues of $8.3 billion for the six months ended June 30, 2008 decreased by $1.8 billion as compared to the same period in 2007 primarily from lower net investment income. Net investment income of $386 million for the six months ended June 30, 2008 dropped by $1.5 billion from the comparable period a year ago, primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets during the first six months of 2008. There was also a decline of $472 million in total revenues as a result of changes in foreign exchange rates.
6      Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
ASSETS UNDER MANAGEMENT (AUM)
AUM were $413.2 billion as at June 30, 2008 compared to $415.3 billion as at March 31, 2008, and $440.1 billion as at June 30, 2007. The decrease of $2.1 billion between March 31, 2008 and June 30, 2008 resulted primarily from:
(i)	negative market movements of $0.8 billion;
(ii)	a decrease of $2.2 billion from a stronger Canadian dollar relative to the prior period currency exchange rates; and
(iii)	a decrease of $1.3 billion from the change in value of held-for-trading assets; partially offset by
(iv)	net sales of mutual, managed and segregated funds of $2.2 billion.
AUM decreased $26.9 billion between June 30, 2007 and June 30, 2008. The reduction in AUM related primarily to:
(i)	declining market performance that lowered AUM by $15.7 billion; and
(ii)	a decrease of $14.4 billion from currency fluctuations; partly offset by
(iii)	net sales of mutual, managed and segregated funds of $3.2 billion.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $113.6 billion as at June 30, 2008, compared to $116.1 billion a year earlier, as the unfavourable impact of $2.5 billion from currency fluctuations reduced general fund assets.
Total general fund assets decreased by $716 million from the December 31, 2007 level of $114.3 billion. The favourable impact of $1.3 billion from currency fluctuations was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
Actuarial and other policy liabilities of $78.2 billion as at June 30, 2008 decreased by $4.8 billion compared to June 30, 2007, mainly due to the decrease in actuarial and other policy liabilities related to the corresponding changes in fair value of held-for-trading assets. The currency effect resulting from an appreciated Canadian dollar at the end of the second quarter of 2008 compared to the same period a year ago reduced actuarial and other policy liabilities by $1.7 billion.
Actuarial and other policy liabilities were lower by $1.6 billion compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities resulting from the corresponding changes in fair value of held-for-trading assets was partially offset by the $0.9 billion favourable currency fluctuations.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $17.5 billion as at June 30, 2008 compared to $17.4 billion as at March 31, 2008 and $17.1 billion as at December 31, 2007. The increase of $79 million between March 31, 2008 and June 30, 2008 resulted primarily from:
(i)	shareholders’ net income of $536 million, before preferred share dividends of $17 million; mostly diminished by

(ii)	a decrease of $19 million from currency fluctuations;

(iii)	unrealized losses on available-for-sale assets in other comprehensive income of $124 million;

(iv)	common share dividend payments of $202 million; and

(v)	the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $95 million.
Shareholders’ equity increased $361 million between December 31, 2007 and June 30, 2008. The increased shareholders’ equity related primarily to:
(i)	shareholders’ net income of $1,087 million, before preferred share dividends of $35 million; and

(ii)	an increase of $247 million from currency fluctuations; partly diminished by

(iii)	unrealized losses on available-for-sale assets in other comprehensive income of $368 million;

(iv)	common share dividend payments of $405 million; and

(v)	the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $165 million.
As at July 25, 2008, Sun Life Financial Inc. had 559.6 million common shares and 61.0 million preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com       7

Management’s discussion and analysis
CASH FLOWS

	Quarterly Results		Year to date
($ millions)	Q2’08	Q2’07	2008	2007

Cash and cash equivalents, beginning of period	3,257	5,414	3,603	4,936
Cash flows provided by (used in):
Operating activities	599	(247)	792	(207)
Financing activities	124	(618)	178	(400)
Investing activities	(819)	(1,050)	(1,483)	(829)
Changes due to fluctuations in exchange rates	(47)	(186)	24	(187)

Increase (decrease) in cash and cash equivalents	(143)	(2,101)	(489)	(1,623)

Cash and cash equivalents, end of period	3,114	3,313	3,114	3,313
Short-term securities, end of period	2,268	1,265	2,268	1,265

Total cash, cash equivalents and	5,382	4,578	5,382	4,578
short-term securities

Net cash, cash equivalents and short-term securities of $5.4 billion as at the end of the second quarter of 2008 increased by $804 million compared to the second quarter of 2007. Cash generated by operations was $846 million higher in the second quarter of 2008 than 2007. The increase was due to business growth in SLF Canada’s Wealth business and a reduced level of surrenders in SLF U.S.’s Annuity operations. Cash used in investing activities was lower by $231 million in the second quarter of 2008 than in the same quarter of 2007 as the $725 million acquisition of the Genworth EBG Business closed on May 31, 2007, and this year’s second quarter net purchases of invested assets increased from the second quarter of 2007. Cash provided by financing activities in the second quarter of 2008 was $742 million higher than in the same period a year ago with the US$600 million redemption of Partnership Capital Securities during the second quarter of 2007. There was also the issuance of $350 million in principal amount of subordinated unsecured debentures in the second quarter of 2008, while $400 million in principal amount of subordinated unsecured debentures was issued during the second quarter of 2007.
There was a decrease in cash and cash equivalents of $489 million in the first six months of 2008 as compared to a $1.6 billion decrease in cash and cash equivalents in the same period of 2007. Cash generated from operating activities improved by $999 million, primarily due to a lower level of surrenders and maturities in SLF U.S. Annuities and a reduction in the level of transfers by policyholders from general funds to segregated funds. Cash provided by financing activities in the first six months of 2008 increased by $578 million from the first six months of 2007 as the US$600 million Partnership Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $750 million in principal amount of subordinated unsecured debentures in the first half of 2008 as compared to the $400 million in principal amount of subordinated unsecured debentures, $250 million in principal amount of senior unsecured debentures and preferred shares of $250 million issued in the first half of 2007. Cash used in investing activities was higher by $654 million during the first half of 2008 than during the first half of 2007 primarily due to higher net purchases of invested assets in the current year.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
Quarterly Financial Summary

Unaudited	Quarterly results
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06

Common shareholders’ net income ($ millions)	519	533	555	577	590	497	545	541

Operating earnings ($ millions)	519	533	560	583	593	558	545	541

Basic EPS ($)	0.92	0.95	0.98	1.02	1.03	0.87	0.95	0.94

Fully diluted EPS ($)	0.91	0.93	0.97	1.00	1.02	0.86	0.94	0.93

Fully diluted operating EPS ($)	0.91	0.93	0.98	1.01	1.03	0.96	0.94	0.93

Total revenue ($ millions)	4,411	3,886	5,405	5,699	4,500	5,584	6,137	6,604

Total AUM ($ billions)	413	415	425	427	440	451	442	405

ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change with movements in market levels, business portfolio changes, or as management actions are taken.
INVESTMENTS
As at June 30, 2008, the Company held $58.6 billion of bonds, which constituted 57% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 68%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at June 30, 2008.
8     Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
As at June 30, 2008, the Company held $10.5 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at June 30, 2008, compared to 76% as at December 31, 2007.
The Company had total exposure of $856 million to monoline insurers as at June 30, 2008, of which $74 million, or 8.7%, represented direct exposure to the monoline insurers and $782 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provided the underlying bonds with a credit rating of AAA. Absent the credit insurance, 94.5% of the underlying bonds have an investment grade credit rating (0.6% AAA, 9.1% AA, 37.9% A and 46.9% BBB) and 5.5% have a rating of BB or lower. At June 30, 2008, no single insurer represented more than 33.7% of the total monoline exposure and no underlying issuer represented more than 9.5 % of the total exposure in connection with monoline insurers.
The Company’s bond portfolio as at June 30, 2008 included $6.0 billion of asset-backed securities reported as bonds, representing approximately 10.2% of the Company’s bond portfolio, or 5.8% of the Company’s total invested assets. This compares to $6.6 billion as at December 31, 2007. The $0.6 billion decrease in the value of asset-backed securities is primarily the result of the impact of higher credit spreads on asset values.

	June 30, 2008		December 31, 2007
		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	2,292	99.6	2,523	99.6
Residential mortgage-backed securities:
Agency	1,112	100.0	1,112	100.0
Non-agency	1,251	99.6	1,486	99.9
Collateralized Debt Obligations	355	96.9	422	97.5
Other *	947	99.1	1,075	99.6

Total	5,957	99.5	6,618	99.6

*	Other includes subprime, a portion of the Company’s exposure to alt-a and other asset-backed securities
The Company’s asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

		RMBS –	RMBS –
As at June 30, 2008	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	64.2%	100.0%	34.2%	48.7%	25.4%
AA	9.4%	0.0%	47.6%	30.7%	30.3%
A	10.5%	0.0%	13.5%	16.9%	32.7%
BBB	15.5%	0.0%	4.3%	0.6%	10.7%
BB & Below	0.4%	0.0%	0.4%	3.1%	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.5%	62.6%	84.9%	63.5%	72.2%
2006	15.1%	9.7%	12.4%	19.4%	14.8%
2007	5.2%	12.2%	2.7%	17.1%	2.5%
2008	0.2%	15.5%	0.0%	0.0%	10.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities, CDOs = Collateralized Debt Obligations

		RMBS –	RMBS –
As at December 31, 2007	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities, CDOs = Collateralized Debt Obligations
As at June 30, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $250 million and $166 million, respectively, together representing approximately 0.4% of the Company’s total invested assets. Alt-A loans generally are
Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. Ninety-seven per cent of these investments either were issued before 2006 or have an “AAA” rating.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	June 30, 2008	December 31, 2007

Net fair value	976	1,309
Total notional amount	46,968	42,642
Credit equivalent amount	2,176	2,351
Risk weighted credit equivalent amount	53	56

The total notional amount increased to $47.0 billion as at June 30, 2008, from $42.6 billion as at December 31, 2007, and the net fair value decreased to $1.0 billion as at June 30, 2008 from the December 31, 2007 amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $82.7 million as at June 30, 2008, $34 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at June 30, 2008, compared with $2.9 billion as at December 31, 2007.
OUTLOOK
The Company’s earnings and the value of its fixed income assets may be adversely affected in a deteriorating credit environment. Declining stock market indices may also adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board (AcSB) has confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises.
In order to prepare for the conversion to IFRS, the Company has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	accounting policy changes;

•	information technology and data systems impacts;

•	education and training requirements;

•	internal control over financial reporting;

•	financial reporting requirements; and

•	impacts on business activities.
The plan highlights the need to identify key accounting policy changes as the first step in the conversion process. Once these changes have been identified, other elements of the plan will be addressed. In order to facilitate this identification process, the plan provides for education and training to be provided to selected employees involved in the transition.
Certain elements of the plan have already commenced, including education and training sessions for employees throughout the organization, and this will continue throughout the implementation period. The identification of changes in accounting policies and contract classification for insurance contracts is currently underway.
As implications of the conversion are identified, information technology and data systems impacts will be assessed. Similarly, impacts on business activities will be assessed as differences are identified between the Company’s current accounting policies and IFRS.
10     Sun Life Financial Inc. | Second Quarter 2008

Management’s discussion and analysis
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency, and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

($ millions)	Quarterly results
	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06

Reported earnings (GAAP)	519	533	555	577	590	497	545	541
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	—	—	(43)	—	—
Re-branding expenses in Canada	—	—	(3)	(5)	(2)	—	—	—
EBG integration costs	—	—	(2)	(1)	(1)	—	—	—
Premium to redeem Partnership Capital Securities	—	—	—	—	—	(18)	—	—

Total special items	—	—	(5)	(6)	(3)	(61)	—	—

Operating earnings	519	533	560	583	593	558	545	541

FORWARD-LOOKING STATEMENTS
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com       11